[GETTY REALTY CORP. LETTERHEAD]
April 16, 2010
VIA EDGAR, FACSIMILE (202) 772-9209 AND UPS NEXT DAY AIR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tom Kluck

Re:	Getty Realty Corp.
Registration Statement on Form S-3
File No. 333-165738
Filed March 26, 2010
Ladies and Gentlemen:
     This letter is submitted on behalf of Getty Realty Corp. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from Tom Kluck dated April 15, 2010 to Leo Liebowitz, Chairman and Chief Executive Officer of the Company. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. In response to the Staff’s comments, we are filing today via EDGAR an amendment to the Company’s registration statement on Form S-3. For your convenience, your comments have been reproduced in bold below, together with the responses. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Company’s registration statement.
General
1.	We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2009. The 10-K incorporates information from the company’s proxy statement, which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Response

The Company filed its definitive proxy statement with the SEC on April 15, 2010, thereby incorporating by reference the Part III information into our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
Exhibit Index
2.	Please file the statement of eligibility of trustee as an exhibit as required by Item 601(b)(25) of Regulation S-K. If you do not know who the trustee will be at the time of effectiveness, you should file separately an electronic form type “305B2” after effectiveness and indicate this on the exhibit index. Refer to question 220.01 of the Trust Indenture Act Q&A and question 220.01, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Securities and Exchange Commission
April 16, 2010

Response

In response to the Staff’s comment, the Company revised the exhibit index to indicate that it will file the statement of eligibility of the trustee on a delayed basis. The revised exhibit index is included in Amendment No. 1 to the Company’s Form S-3 that was filed today on EDGAR.
* * *
     The Company hereby acknowledges that (i) should the SEC or the Staff, acting pursuant to delegated authority, declare the Form S-3 effective, it does not foreclose the SEC from taking any action with respect to the Form S-3; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Form S-3 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Form S-3; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any questions or need any additional information, please feel free to contact me directly at (516) 478-5451, Thomas Stirnweis, Getty’s Chief Financial Officer, at (516) 478-5403 or Getty’s outside securities counsel, Wm. David Chalk of DLA Piper LLP (US) at 410-580-4120.
Sincerely,
/s/ Joshua Dicker
Joshua Dicker
Vice President and General Counsel
Getty Realty Corp.
cc:          Wm. David Chalk, Esquire